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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                        CHANCELLOR BROADCASTING COMPANY
                          EVERGREEN MEDIA CORPORATION
                         MORRIS ACQUISITION CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   486112105
                     (CUSIP Number of Class of Securities)

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
                 STEVEN DINETZ                                  SCOTT K. GINSBURG
     PRESIDENT AND CHIEF EXECUTIVE OFFICER      CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
        CHANCELLOR BROADCASTING COMPANY                    EVERGREEN MEDIA CORPORATION
   12655 NORTH CENTRAL EXPRESSWAY, SUITE 405       433 EAST LAS COLINAS BOULEVARD, SUITE 1130
               DALLAS, TX 75243                                 IRVING, TX 75039
                (972) 239-6220                                   (972) 869-9020
                   (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications on Behalf of Bidders)

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                                    Copy To:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                                5800 SEARS TOWER
                                CHICAGO, IL 60606
                                 (312) 876-7700

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                                  TENDER OFFER

     Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), and Evergreen Media Corporation, a Delaware corporation ("Evergreen" and together with Chancellor, the "Parents"), and the Parents hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on July 18, 1997, with respect to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Katz Media Group, Inc., a Delaware corporation, for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer") Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(e) of the Schedule 14D-1 is hereby amended to read as follows:

     On August 5, 1997, Evergreen received a request for additional information from the United States Department of Justice with respect to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), regarding the Offer. The request for additional information will extend the waiting period under the HSR Act for ten calendar days following the date that Evergreen substantially complies with the request for additional information, and no purchase of Shares may be consummated until the waiting period expires or is terminated. A copy of the joint press release issued by the Parents and Purchaser and by the Company announcing the receipt of the request for additional information is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


    (a)(9)       -- Text of Press Release issued jointly by the Parents and
                    Purchaser and by the Company, dated August 6, 1997.

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                                   SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1997                       MORRIS ACQUISITION CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                            EVERGREEN MEDIA CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                                            CHANCELLOR BROADCASTING COMPANY

                                            By: /s/ STEVEN DINETZ
                                              ----------------------------------
                                              Name: Steven Dinetz
                                              Title: President and Chief
                                                     Executive Officer
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                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(9)          -- Text of Press Release issued jointly by the Parents and
                            Purchaser and by the Company, dated August 6, 1997.